EXHIBIT E

Form of Letter from The Fund to shareholders in connection
with acceptance of Offers of Tender

[______ __, 20__]

Dear Shareholder:

Ares Private Markets Fund (the “Fund”) has received and accepted for purchase your tender of all or some of your shares of beneficial interest of the Fund (your “Shares”).

Because you have tendered and the Fund has purchased all or some of your Shares, you are entitled to be paid an amount equal to the value, determined as of the valuation date as indicated in the tender offer (the “Valuation Date”), of the repurchased Shares, in accordance with the terms of the tender offer. Pursuant to the terms of the tender offer, the Board has discretion to hold back a portion of the amount due to you, which shall not exceed 5% of the total amount due to all tendering Shareholders. Accordingly, a cash payment of at least 95% of the value of your Shares to be repurchased by the Fund will be wire transferred to the account designated by you in your Letter of Transmittal within 65 days following the Valuation Date; provided that, if you tendered only a portion of your Shares, and the remaining portion of your Shares would be less than the required minimum account balance of $10,000, the Fund may redeem all of your Shares. To the extent you seek to tender all of the Shares you own and the Fund repurchases less than the full amount of Shares that you request to have repurchased, you may maintain a balance of Shares of less than $10,000 following such Share repurchase. The final post-audit payment representing the balance of the amount due, if any, will be paid to you no later than 5 business days after the completion of the Fund’s next annual audit according to the terms of the tender offer, with such balance being subject to adjustment as a result of the Fund’s annual audit or as a result of any other corrections to the Fund’s net asset value as of the Valuation Date for the repurchase.

If you are tendering only a portion of your account, you remain a Shareholder of the Fund with respect to the portion of the Shares that you did not tender.

Should you have any questions, please feel free to contact the Tender Offer Administrator at SS&C Technologies, Inc. at 1-866-324-7348.

Sincerely,

Ares Private Markets Fund